SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

SciClone Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

80862K104

(CUSIP Number)

Sigma-Tau Finanziaria S.p.A.

Corporate Legal Department

Attn: Fabio Amabile

Via Sudafrica, 20

Rome, Italy 00144

Tel. +39 06 54277176

With a copy to:

Howard L. Shecter, Esq.

Orrick, Herrington & Sutcliffe, LLP

666 Fifth Avenue

New York, NY  10103-0001

212-506-5000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 80862K104

1	Name of Reporting Person: Paolo Cavazza

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds: PF, AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization: Italy

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 9,853,261

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 9,853,261

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,853,261

12	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) ☐

13

Percent of Class Represented by Amount in Row 11:
21.3% (based on 46,219,562 shares of Common Stock outstanding as of November 4, 2008, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008 filed with the U.S. Securities and Exchange Commission on November 6, 2008).

14	Type of Reporting Person: IN

CUSIP No. 80862K104

1	Name of Reporting Person: Claudio Cavazza

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds: PF, AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization: Italy

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 9,853,261

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 9,853,261

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,853,261

12	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) ☐

13

Percent of Class Represented by Amount in Row 11:
21.3% (based on 46,219,562 shares of Common Stock outstanding as of November 4, 2008, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008 filed with the U.S. Securities and Exchange Commission on November 6, 2008).

14	Type of Reporting Person: IN

CUSIP No. 80862K104

1	Name of Reporting Person: Sigma-Tau Finanziaria S.p.A.

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds: AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization: Italy

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 9,853,261

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 9,853,261

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,853,261

12	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) ☐

13

Percent of Class Represented by Amount in Row 11:
21.3% (based on 46,219,562 shares of Common Stock outstanding as of November 4, 2008, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008 filed with the U.S. Securities and Exchange Commission on November 6, 2008).

14	Type of Reporting Person: CO

CUSIP No. 80862K104

1	Name of Reporting Person: Defiante Farmaceutica S.A.

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds: WC, AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization: Portugal

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 9,853,261

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 9,853,261

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,853,261

12	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) ☐

13

Percent of Class Represented by Amount in Row 11:
21.3% (based on 46,219,562 shares of Common Stock outstanding as of November 4, 2008, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008 filed with the U.S. Securities and Exchange Commission on November 6, 2008).

14	Type of Reporting Person: CO

CUSIP No. 80862K104

1	Name of Reporting Person: Aptafin S.p.A.

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds: WC, AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization: Italy

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 9,853,261

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 9,853,261

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,853,261

12	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) ☐

13

Percent of Class Represented by Amount in Row 11:
21.3% (based on 46,219,562 shares of Common Stock outstanding as of November 4, 2008, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008 filed with the U.S. Securities and Exchange Commission on November 6, 2008).

14	Type of Reporting Person: CO

CUSIP No. 80862K104

1	Name of Reporting Person: Chaumiere-Consultadoria e Servicos, Sociedade Unipessoal, LdA

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds: WC, AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization: Portugal

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 9,853,261

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 9,853,261

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,853,261

12	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) ☐

13

Percent of Class Represented by Amount in Row 11:
21.3% (based on 46,219,562 shares of Common Stock outstanding as of November 4, 2008, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008 filed with the U.S. Securities and Exchange Commission on November 6, 2008).

14	Type of Reporting Person: CO

CUSIP No. 80862K104

This Amendment No. 1 relates to the Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission on December 16, 2008, by Paolo Cavazza, Claudio Cavazza, Sigma-Tau Finanziaria S.p.A. (“Sigma-Tau”), Defiante Farmaceutica S.A. (“Defiante”), Aptafin S.p.A. (“Aptafin”) and Chaumiere-Consultadoria e Servicos, Sociedade Unipessoal, LdA (“Chaumiere”) (Chaumiere, together with Aptafin, Defiante, Sigma-Tau, Claudio Cavazza and Paolo Cavazza, are the “Reporting Persons”) relating to the Common Stock, $0.001 par value per share (the “Common Stock”), of SciClone Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”).

Item 4.              Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On December 31, 2008, Defiante, on behalf of itself and the other Reporting Persons, in compliance with the bylaws of the Issuer, submitted a formal notice and nomination of four individuals (the “Nominees”) to the Issuer's Board of Directors (the “Board”) at the Issuer's 2009 annual meeting of stockholders (including any adjournment or postponement thereof or any special meeting held in lieu thereof ).  The Reporting Persons currently intend to conduct a proxy solicitation seeking to elect these individuals to the Board.  Defiante submitted such notice, and intends to conduct such proxy solicitation, because the Reporting Persons believe that the Board of Directors and management of the Issuer, by their actions and inactions, have caused the stockholders of the Issuer to have suffered a significant decrease in the value of their investment in the Issuer, have caused the Issuer to incur substantial operating losses, have not properly managed the conduct of critical clinical trials, and have allowed the operating expenses of the Issuer to have increased excessively.  The Nominees are Messers. Roberto Camerini, Trevor Mervyn Jones, Gregg Lapointe, and Alberto Mantovani.

Except as set forth herein or as would occur upon completion of any of the actions described herein, the Reporting Persons have no definite plans or proposals which relate to or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of Schedule 13D. The adoption of any plan or proposal relating to a transaction, change or event specified in clauses (a) through (j) of Item 4 of Schedule 13D will depend upon overall market and industry conditions, other investment opportunities available to the Reporting Persons, the Issuer's financial position and investment strategy, and the availability of the Issuer's shares at prices that would make the acquisition of additional shares desirable.

The Reporting Persons may take such action with respect to their investment in the Issuer as they deem appropriate including, without limitation, having discussions with other stockholders and other relevant parties, and engaging in discussions with and making suggestions to the Board and the management of the Issuer, concerning changes to the capitalization, ownership structure, business, operations, strategy, future plans, management, Board composition or governance of the Issuer.

Item 7.              Material to be Filed as Exhibits.

Exhibit 12         Notice of Nomination dated December 31, 2008

[Signature pages to follow]

CUSIP No. 80862K104

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

December 31, 2008

PAOLO CAVAZZA

By:	/s/ Antonio Nicolai
Name: Antonio Nicolai
Title: Attorney-in-fact

CLAUDIO CAVAZZA

By:	/s/ Antonio Nicolai
Name: Antonio Nicolai
Title: Attorney-in-fact

SIGMA-TAU FINANZIARIA S.P.A.

By:	/s/ Antonio Nicolai
Name: Antonio Nicolai
Title: Attorney-in-fact

DEFIANTE FARMACEUTICA S.A.

By:	/s/ Antonio Nicolai
Name: Antonio Nicolai
Title: Attorney-in-fact

CUSIP No. 80862K104

APTAFIN S.P.A.

By:	/s/ Antonio Nicolai
Name: Antonio Nicolai
Title: Attorney-in-fact

CHAUMIERE-CONSULTADORIA E SERVICOS, SOCIEDADE UNIPESSOAL, LDA

By:	/s/ Antonio Nicolai
Name: Antonio Nicolai
Title: Attorney-in-fact